Offering Statement for Stodo Technologies LLC (“Stodo”)

Paul Riss: paul@netcapital.com

The Company

1. **What is the name of the issuer?**

   Stodo Technologies LLC

Eligibility

2. **The following are true for Stodo Technologies LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Adam Lopez

Adam Lopez is an entrepreneur with an exceedingly diverse portfolio and has founded companies in the marketing, branding, and logistics space. Lopez founded an entertainment management, marketing and branding firm called New Age Media Management in 2011 which he has since exited, and an on-demand delivery service, delivering everything from fast food to dry cleaning, called The Naugatuck Truck in 2016 which later changed to Stodo Technologies LLC or "Stodo" in September of 2017. In its first 12 months in business, The Naugatuck Truck has had more than 2,000 orders and is projected to service six to seven new markets under the new moniker by Q2 of 2018. While growing the business, Lopez continues to give back to his local community, bringing meals to 500+ families in Naugatuck, CT and has volunteered with Habitat for Humanity, Connecticut Special Olympics and the American Cancer Society, among other groups. Adam is lending his financial expertise by recently taking a position as the Chairman of the Finance Committee for the NPO Naugatuck Youth Services. He is also the youngest member of the Naugatuck Board of Finance. Adam is in the process of obtaining his Harvard Business School Alumni status which is slated to be completed by August of 2019. Adam was awarded a spot in the Connecticut Magazine "40 Under 40" class of 2017.

David Sabal

David Sabal is an entrepreneur coming out of the aerospace technology arena, formerly of the company Lockheed Martin/Sikorsky. David worked as General assembler at Stag Arms, from March 2016 to July 2016, and at Rand Whitney, from February 2015 to March 2015. He joined Plainville Electronic Products Companyhas in July 2016 and has been working on Point to Point Wiring. A few years back David fulfilled a lifelong passion of his and has acquired a degree in graphic design. David has an uncanny feel for what consumers want and can nail down a demographic with unparalleled ease. David is the complementary part to Stodo Technologies Founder and CEO Adam Lopez and is particularly talented when it comes to streamlining ideas and technologies for the utmost effectiveness and efficiency. David's proven methods are what helped introduce the company concept to a new market and grow Stodo to thousands of orders within months.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Adam Lopez

Securities:	5,100,000
Class:	Common Units
Voting Power:	85.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Mission Stodo's mission is to bring the city-like experience of on demand delivery to the smaller, neglected, suburban communities through the humanization of user experience. Problem There are currently over 30,000 cities in the U.S. that are too small for on-demand delivery services like Uber Eats and Postmates. This makes these areas less desirable for an increasingly technologically advanced population of competitors. Competitors have hit a crucial problem in regards to humanization of on-demand services in which Stodo plans to solve through hybrid ordering processes and exceptional customer service. Stodo Stodo is an on-demand delivery service for small cities, towns, and suburbs. Stodo recruits local drivers to deliver groceries, fast food, household items, alcohol, dry cleaning, and more. Customers can access Stodo by phone (voice or text) or online through Facebook as well as a soon to be launched application. By using local drivers and real time correspondence between Stodo and its users Stodo is combining a city-like, streamlined on-demand experience with members of the community as well as adding a humanizing aspect to an otherwise immensely sterile on-demand community. Market Stodo is currently servicing markets that the competitions fails to address. Online food food delivery makes up $10B of a $210B industry in 2016. Companies like Uber Eats ($62.5B), Seamless ($2.67B), and Postmates ($600M), are currently only operating in Urban markets. Additionally, 80% of customers who join an on demand delivery platform never or rarely leave for a competitor. Product Overview Every order placed is met with real time correspondence from a Stodo representative, resulting in unparalleled customer service for the same price (if not cheaper) as competitors. A user can call/sms (a regionally familiar phone number) or order through an application and place exactly the order they want, letting the user control every single little idiosyncrasy that comes with ordering anything on demand and feel confident that their order will be delivered quickly and accurately through a network of drivers and representatives priding themselves on incredible attentiveness to detail. After a user places an order a driver will arrive at their destination with their order (which can be from a number of places, fast food restaurants, grocery stores, liquor stores, dry cleaners, convenience stores or any combination of aforementioned merchants.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Stodo Technologies LLC speculative or risky:**
   1. Many of the key responsibilities of our business have been assigned to two individuals. Our ability to implement adequate internal controls depends, in part, on our ability to attract trained professional staff that allows us to segregate duties among several individuals.
   2. We may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet. The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse affect on our business, revenues, operating results and financial condition.
   3. Our success depends in part on our ability to grow and take advantage of efficiencies of scale. We believe our software/system will expand and allow tens of thousands of additional consumers to utilize our system/service to have good delivered to their homes, places of employment, or temporary domiciles. However, we may need additional servers, staff, bandwidth and other fixed expenses to support an increased customer base and we cannot be certain that our projections of our hardware, software, and manpower needs are accurate if the user base rapidly increases. To accomplish our growth strategy, we may be required to raise and

invest additional capital and resources and expand our marketing efforts in several geographic markets. We cannot be assured that we will be successful in raising the required capital.

4. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

5. We continue to seek technical and managerial staff members, although we cannot compensate them until we have raised additional capital or purchased a business that generates cash flow from operations. We believe it is important to negotiate with potential candidates and, if appropriate, engage them on a part-time basis or on a project basis and compensate them at least partially, with a stock option grant. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse affect on our business.

6. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

7. The business of on-demand delivery is competitive, and we expect it to become increasingly competitive in the future. We may also face competition from large retailers, any of which will launch their own on-demand delivery service or acquire other on-demand delivery companies in the future.

8. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

9. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

10. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

11. We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.

12. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

13. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure,

or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

14. Risks relating to forward-looking statements. Information provided concerning this Offering and the Company's business may contain forward-looking statements, which reflect management's current view with respect to future events and the Company's performance. Such forward-looking statements may include projections with respect to market size and acceptance, revenues and earnings, marketing and sales strategies, and business operations. The Company operates in a highly competitive business environment. The Company's business is and will continue to be affected by government regulation, economic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, the ability to protect intellectual property rights. The Company's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forward-looking statements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

The Offering

Stodo Technologies LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $106,248 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We anticipate that the primary use of the proceeds obtained will be to secure 5-6 new markets, this includes but is not limited to: advertising, marketing, research and development, technology, and the like which come in around $55,200 which is roughly 51.89% of the total funds raised if all shares are sold. A small portion will be for the salary of C-suite executives, $17,900, as well as updated office space for 12 months totaling $7,800, as well as furnishings for the aforementioned office totaling $4,650, which includes a full build out of the office and supplies *variable numbers such as utilities and office rent are portrayed as a 12 month lump sum.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$106,248
Less: Offering Expenses	$490	$5,206
Net Proceeds	$9,510	$101,042
Compensation for Directors, Officers, and Promoters	$0	$17,900
Equipment / Machinery	$0	$2,000
Real Estate	$0	$7,800
Debt Repayment	$2,000	$4,000
Marketing	$2,500	$7,500
Additional Staffing	$3,000	$46,000
Rebrand	$0	$1,500
Contingency 8%	$0	$4,502
Operational	$2,010	$9,840
Total Use of Net Proceeds	$9,510	$101,042

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Stodo Technologies LLC must agree that a transfer agent, which keeps records of our outstanding Common Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.17 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and

includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Units	10,000,000	6,001,800	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There are no additional outstanding securities that would limit, dilute or qualify the rights of the securities being sold in this offering. As minority owners, the crowd funding investors are subject to the decisions made by the management team or the majority shareholder.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted to any investor, a perpetual waiver from the provisions that limit and restrict the ability of a member to transfer units, in Article XI of the Company's Operating Agreement, for all units issued by the Company in this offering (the "Units"). The Company acknowledges that such perpetual waiver enables the Units to trade freely following their sale by us to individual investors on the NetCapital trading platform or otherwise, subject to the regulations of the Securities Act of 1933, as amended.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

There is a risk that the majority shareholder exercises his voting rights in a manner that is not favorable to the interest of individuals who are minority owners. One shareholder owns 85% of the voting shares and can vote those shares as he deems appropriate.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

Issuer determined by its own comparative analysis.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The crowdfunding securities being offered are membership interest units. The units offered for sale are exactly the same as the units that are currently outstanding and owned by the founder of the company. If this offering is successful, as a group, the people purchasing the securities that are offered for sale will be minority owners. As minority owners, the crowd funding investors are subject to the decisions made by the majority member. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new membership interest units, or the sale of debt, convertible debt or assets of the company.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional shares of our common stock will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Michael Sherwood
Amount Outstanding:	$660
Interest Rate:	10.0%
Maturity Date:	March 30, 2018
Other Material Terms:	

Creditor(s):	Johan Brandt
Amount Outstanding:	$1,650
Interest Rate:	10.0%
Maturity Date:	March 30, 2018
Other Material Terms:	

Creditor(s):	Joseph Sabal
Amount Outstanding:	$3,250
Interest Rate:	25.0%
Maturity Date:	March 30, 2018
Other Material Terms:	

25. **What other exempt offerings has Stodo Technologies LLC conducted within the past three years?**
    None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The company had $5,896 in Cash and Cash Equivalents as of December 31, 2017. The Company's capital funding comes from outside investors and totals $5,560. The Company generated $44,072 and $40,715 in revenues for the years ended December 31, 2017 and 2016, respectively. The revenues came from over 1,600 customers. Our largest expenses are cost of sales of $35,475 and 32,519 for the years ended December 31, 2017 and 2016, respectively. In 2016 we also incurred rent expense of $5,400, which we did not have in 2017. Consequently, our net income in 2017 was approximately $5,000 higher than our net income in 2016. Material trends that the Company currently observes in the business are as follows: the number of customers, number of customer leads and size of orders has increased, and we expect this to continue, but we are intentionally holding back the rate of growth until further investments are secured; with new capital, the Company projects that it will spend more money on salary, marketing and operations in 2018 than it did in 2017; and it plans to hire 2-3 additional full time staff members in 2018. Critical milestones that the Company plans to achieve in the next 12-24 months include expanding regions, hiring full-time staff, growing revenue 4x-6x, increasing service offerings, optimizing marketing and building its technology roadmap. Forward looking statements are made to the best of our knowledge and are based on information we have today, given current market conditions and business results.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$40,715	$8,278	$94

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?
        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
        2. places limitations on the activities, functions or operations of such person?
        3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

    5. Is any such person subject to any order of the Commission entered within five years before the

filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Stodo Technologies LLC answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Formation:	certificateofformation.pdf
Operating Agreement:	operatingagreement.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: www.facebook.com/stododelivers

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.